Exhibit 12.0
COOPER INDUSTRIES, LTD.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar Amounts in Thousands)
(Unaudited)

	Year Ended December 31,
	2007		2006		2005		2004		2003

Interest Expense	$51,000		$51,500		$64,800		$68,100		$74,100

Estimated Interest Portion of Rent Expense	12,132		10,168		10,583		11,666		12,183

Fixed Charges	$63,132		$61,668		$75,383		$79,766		$86,283

Income From Continuing Operations Before Income Taxes	$826,200		$647,700		$495,000		$428,500		$346,500

Add: Fixed Charges	63,132		61,668		75,383		79,766		86,283

Less: Equity in Earnings of 50% or Less Owned Companies	(265)		(724)		(1,328)		(2,903)		(2,534)

Earnings Before Fixed Charges	$889,067		$708,644		$569,055		$505,363		$430,249

Ratio of Earnings to Fixed Charges	14.1	x	11.5	x	7.5	x	6.3	x	5.0	x